THE COURTNEY GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

The Courtney Group, LLC (the "Company") was organized, as a limited liability company and commenced operations in 2002. The limited liability agreement provides for the Company to terminate on May 11, 2091, unless dissolved sooner.

Basis of Presentation

The books and records of the Company are kept on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP".)

Principal Business Activity

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA") and is a member of the Securities Investor Protection Corporation ("SIPC"). The Company is engaged in investment banking activities both as an advisor and placement agent in the placement of debt and equity securities to qualified investors, and as an advisor to entities engaged in mergers and acquisitions, divestitures and joint ventures.

Financial Statement Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company receives fees for advising clients in mergers and acquisitions, and by acting as a placement agent. Fees for successful placement are recognized when the transaction closes.

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss.

The Company complies with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future, based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented, and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. The tax years that remain subject to examination are 2014, 2013, and 2012. The Company determined that there are no uncertain tax positions which would require adjustments or disclosures on the financial statements.

Statement of Cash Flows

For purposes of the Statement of Cash Flows the company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Fair Value Measurement

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 2   RELATED PARTY

The Company shared office space with a company related through common ownership that, for 2015, has elected to waive the rent and certain other overhead expenses that would otherwise have been charged to the Company for use of office space. The affiliate has adequate resources independent of the Company to pay these expenses, and the Company has no additional obligation, either direct or indirect, to compensate a third party for these expenses.

NOTE 3   COMMITMENTS AND CONTINGENT LIABILITIES

The Company had no lease or equipment rental commitments, no underwriting commitments, no contingent liabilities, and had not been named as defendant in any lawsuit at December 31, 2015, or during the year then ended.

NOTE 4   GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees at December 31, 2015 or during the year then ended.

NOTE 5   NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $26,192, which was $21,192 in excess of its required net capital of $5,000. The Company's net capital ratio was .092 to 1.

THE COURTNEY GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

NOTE 6   SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which have been deemed material.